UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 9, 2019

Commission File Number: 001-37909

AZURE POWER GLOBAL LIMITED

(Registrant’s Name)

3rd Floor, Asset 301-304 and 307

Worldmark 3, Aerocity, New Delhi 110037, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

EXHIBIT INDEX

Number	Description of Document

99.1	Operational and Financial Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AZURE POWER GLOBAL LIMITED

By:	/s/ Ranjit Gupta
Name:	Ranjit Gupta
Title:	Principal Executive Officer

Date: September 9, 2019